Mail Stop 3561
                                              October 13, 2005
Mr. Robert Hipple
Chief Financial Officer
Neptune Industries, Inc.
2234 N. Federal Highway, Suite 372
Boca Raton, FL 33431

      Re: Neptune Industries, Inc.
          Form 10-KSB for the year ended June 30, 2005
          Filed September 1, 2005
          File No. 000-32691


Dear Mr. Hipple:

      We have reviewed the above referenced filing and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Managements Discussion and Analysis, page 13

Results of Operations, page 15

1. Please explain to us and in your filing why you have negative gross margins on sales, whether you believe this condition will change in the future, and if so, what factors will lead to such a change.

2. With regard to inventory, please disclose the reason for significant changes in balances and disclose why you carry over a half year`s supply.

Liquidity and Capital Resources, page 16

3. Please discuss the material terms of the management agreement you have with South Florida Aquaculture, Inc. for the operation of the fish farm as well as all other material commitments. Your revised discussion should also include the expected sources of funds for such expenditures. Refer to Item 303(b)(iii) of Regulation S-B for guidance.

4. Expand your discussion to provide greater detail on your expansion plans for the next twelve months, the capital required for that expansion and how you plan to raise that capital.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

5. Please tell us why you believe your inventory is recoverable.
   Considering your history of gross losses it appears that your inventory is less than net realizable value.

6. Considering your history of operating losses, please provide your test of recoverability of your property and equipment under SFAS 144. As part of your response, identify the assets and the dates they were acquired.

Note 1: Summary of Significant Accounting Principles, page F-8

Basis of Presentation, page F-8

7. Please tell us where the minority interest of Blue Heron Aqua
   Farm, LLC is recorded on your consolidated financial statements.

Revenue Recognition, page F-9

8. Please clarify for us and in your filing when you recognize revenue. Your policy states that you recognize revenue upon shipment, however, under Item 1: Business you state that your customers pick up the seafood from the fish farm.

Inventory, page F-12

9. Please revise your policy to disclose the type of overhead costs capitalized in inventory and how such costs are allocated between inventory and periodic expense. Please also disclose the balances of the four components of inventory - seafood, feed, chemicals, and overhead.

Other

10. Please revise the notes to your financial statements to disclose the terms of your convertible preferred stock.

                              * * * * *

      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact Lyn Shenk at 202-551-3380 or the undersigned at 202-551-3812 with any concerns as we supervised the review of your filing.

								Sincerely,


								Michael Fay
								Branch Chief


Neptune Industries, Inc.
October 13, 2005
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